UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hess Midstream Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

428104103

(CUSIP Number)

Timothy B. Goodell

Hess Corporation

1185 Avenue of the Americas

New York, New York 10036

(212) 997-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428104103	13D	Page 2 of 11 pages

1	Name of Reporting Person Hess Investments North Dakota LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 5,141,327
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,141,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,141,327
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 18.8%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428104103	13D	Page 3 of 11 pages

1	Name of Reporting Person Hess Corporation
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 5,141,327
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,141,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,141,327
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 18.8%
14	Type of Reporting Person CO

CUSIP No. 428104103	13D	Page 4 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common units (the “Common Units”) of Hess Midstream Partners LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1501 McKinney Street, Houston, TX 77010.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Hess Corporation

(ii)	Hess Investments North Dakota LLC (“Hess Investments”)

Each of the Reporting Persons is organized under the laws of the State of Delaware. The address of Hess Corporation is 1185 Avenue of the Americas, New York, NY 10036. The address of Hess Investments is 1501 McKinney Street, Houston TX 77010. The principal business of Hess is the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas. The principal business of Hess Investments is investing in securities, including the securities of the Issuer.

Information with respect to the directors and executive officers of each of the Reporting Persons, (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship, is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (“IPO”), Hess Corporation contributed certain of its existing midstream assets in the Bakken and Three Forks Shale plays in the Williston Basin area of North Dakota to Hess Infrastructure Partners LP (“HIP”), a Delaware limited partnership and a midstream energy joint venture between Hess Investments and GIP II Blue Holding Partnership, L.P. (“GIP” and, together with Hess Investments, the “Existing Sponsors”). In connection with the closing of the IPO, HIP contributed certain assets to the Issuer in exchange for, among other consideration, the issuance to Hess Investments of 5,141,327 Common Units and 13,639,827 subordinated units (“Subordinated Units”) of the Issuer, which will automatically be converted into Common Units on a one-to-one basis upon the termination of the subordination period.

Item 4.	Purpose of Transaction.

Partnership Restructuring Agreement

On October 3, 2019, following negotiations with the conflicts committee of the board of directors (the “Board”) of Hess Midstream Partners GP LLC (“HESM GP LLC”), the general partner of Hess Midstream Partners GP LP (“HESM GP LP”), which is the general partner of the Issuer, Hess Investments, HIP, Hess Infrastructure Partners GP LLC, the general partner of HIP (“HIP GP LLC”), HESM GP LLC, HESM GP LP, Hess Midstream LP, a wholly owned subsidiary of HIP GP LLC (“New HESM”), Hess Midstream GP LP, a wholly owned subsidiary of New HESM (“New HESM GP LP”), Hess Midstream New Ventures II, LLC, a wholly owned subsidiary of New HESM (“Merger Sub”), GIP and certain subsidiaries of HIP GP LLC and the Issuer entered into a Partnership Restructuring Agreement (the “Restructuring Agreement”) which provides for the restructuring (the “Restructuring”) of the Issuer and its subsidiaries through a series of related transactions. Pursuant to the Restructuring Agreement and the transaction documents entered into or to be entered into in connection therewith, including an Agreement and Plan of Merger (the “Merger Agreement”), dated October 3, 2019, by and among the Issuer, HESM GP LP, New HESM, New HESM GP LP, HIP GP LLC and Merger Sub, at the closing of the transactions contemplated by the Restructuring Agreement, including the Merger (as defined below), among other things:

CUSIP No. 428104103	13D	Page 5 of 11 pages

•

Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and New HESM acquiring control of the Issuer and replacing the Issuer as its publicly traded successor;

•

each Common Unit (other than any Common Units held by Hess Investments and GIP, HIP, HIP GP LLC and certain of their affiliates) shall convert into one Class A share representing a limited partner interest in New HESM (“New HESM Class A Share”);

•

New HESM GP LP will purchase 266,416,928 Class B shares representing limited partner interests in New HESM (each, a “New HESM Class B Share”) for a cash amount equal to $0.0001 per New HESM Class B Share;

•

Hess Investments and GIP will contribute 100% of the limited partner interests in HIP to the Issuer and, in exchange, each of them will receive 114,876,309 Common Units and the right to receive certain cash distributions from the Issuer at Closing (as defined in the Merger Agreement);

•	Hess Investments and GIP will each contribute 448,999 Subordinated Units to HIP GP LLC, which will be transferred to New HESM;

•	the Issuer will continue as the operating company of New HESM;

•	each Common Unit and Subordinated Unit held by Hess Investments and GIP will be converted into one Class B unit representing a limited partner interest in the Issuer (“HESM Class B Units”); and

•	each Common Unit and Subordinated Unit held by New HESM will be converted into a Class A unit representing a limited partner interest in the Issuer (“HESM Class A Units”).

As a result of the Restructuring, Hess Investments and GIP will each hold 133,208,464 HESM Class B Units.

The Restructuring Agreement contains certain representations, warranties and covenants of HIP, HIP GP LLC, Hess Investments, GIP and the Issuer, including, among others, covenants of the Issuer to conduct its businesses in the ordinary course between the execution and delivery of the Restructuring Agreement and the consummation of the Restructuring and not to engage in certain kinds of transactions during such period. In addition, certain of the parties made customary covenants, including, among others, to use commercially reasonable efforts to cause a registration statement on Form S-4 of New HESM to be declared effective by the Securities and Exchange Commission, to cause the filing of the notification and report forms required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), to cause the New HESM Class A Shares to be approved for listing on the New York Stock Exchange, to cause the delisting of the Common Units from the New York Stock Exchange and to refinance certain indebtedness issued by HIP.

Assuming the satisfaction of the conditions set forth in the Restructuring Agreement, the Restructuring is expected to close in the fourth quarter of 2019. Consummation of the Restructuring is not subject to a financing condition, but is subject to customary closing conditions, including (i) the receipt of approval or consent for the Restructuring of any governmental authority required pursuant to any applicable antitrust law, (ii) the absence of any order or injunction prohibiting the consummation of the Restructuring and (iii) subject to customary materiality qualifiers, the accuracy of the parties’ applicable representations and warranties contained in the Restructuring Agreement and compliance by the parties with their applicable covenants contained in the Restructuring Agreement.

The Restructuring Agreement contains certain termination rights for the Issuer, Hess Investments and GIP in cases where the other party has committed a breach or failed to perform any covenant or if the Restructuring has not been consummated before March 31, 2020.

The foregoing description of the Restructuring Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 428104103	13D	Page 6 of 11 pages

The Merger

As described above, pursuant to the Restructuring Agreement, the Issuer, HESM GP LP, New HESM, New HESM GP LP, HIP GP LLC and Merger Sub entered into the Merger Agreement pursuant to which, among other things, (a) Merger Sub will merge with and into HESM, with HESM surviving the Merger, (b) the limited liability company interests in Merger Sub will be converted into Common Units, (c) each Common Unit issued and outstanding (other than any held by Hess Investments, GIP, HIP, HIP GP LLC and certain of their affiliates) will be converted into the right to receive one New HESM Class A Share and (d) each issued and outstanding phantom unit of HESM will be converted into a phantom unit of New HESM. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Third Amended and Restated Agreement of Limited Partnership of the Issuer

Pursuant to the Restructuring Agreement, the Existing Sponsors, HESM GP and New HESM will amend and restate the existing partnership agreement of the Issuer by executing the Third Amended and Restated Agreement of Limited Partnership of the Issuer (the “A&R Partnership Agreement”) in the form attached as an exhibit to the Restructuring Agreement. The A&R Partnership Agreement provides for, among other things, (a) the recapitalization of HESM; (b) the conversion of each Common Unit held by Hess Investments and GIP into a HESM Class B Unit; (c) the conversion of each Subordinated Unit held by New HESM into a HESM Class A Unit; and (d) the conversion of each Subordinated Unit held by Hess Investments and GIP into a HESM Class B Unit. The foregoing description of the A&R Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to the Restructuring Agreement which is filed as an exhibit to this Schedule 13D.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Restructuring Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. As described herein, the Reporting Persons are seeking to engage in reorganization transactions to streamline and simplify the organizational structure of the Issuer, which, if completed, would result in the de-listing or de-registration of the Common Units. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore other extraordinary corporate transactions, such as: sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Restructuring or any other proposed transaction will receive the requisite approvals from the respective governing bodies or that the Restructuring or any other such transaction will be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 428104103	13D	Page 7 of 11 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number of Common Units and percentage of Common Units outstanding beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 27,345,309 Common Units outstanding as of June 30, 2019:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Hess Corporation	5,141,327	18.8%	0	5,141,327	0	5,141,327
Hess Investments North Dakota LLC	5,141,327	18.8%	0	5,141,327	0	5,141,327

Hess Investments is the record holder of 5,141,327 Common Units. Hess Investments is an indirect, wholly owned subsidiary of Hess Corporation. As a result, Hess Corporation may be deemed to share beneficial ownership of the Common Units held of record by Hess Investments.

As a result of the negotiations and discussions related to the Restructuring Agreement by and among the Reporting Persons, on the one hand, and GIP, GIP Blue Holding GP, LLC, Global Infrastructure GP II, L.P., Global Infrastructure Investors II, LLC (together, the “GIP Parties”) on the other, the Reporting Persons and the GIP Parties may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of the GIP Parties are members of any such group. Each of the GIP Parties has separately made a Schedule 13D filing reporting the Common Units they may be deemed to beneficially own. Collectively, the Reporting Persons and the GIP Parties beneficially own 10,282,654 Common Units, representing approximately 37.6% of the outstanding Common Units. Each Reporting Person disclaims beneficial ownership of the Common Units that may be deemed to be beneficially owned by the GIP Parties.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Restructuring Agreement and the Merger Agreement and is incorporated herein by reference. A copy of each agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 428104103	13D	Page 8 of 11 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2*	Partnership Restructuring Agreement, dated as of October 3, 2019, by and among Hess Midstream Partners LP, Hess Midstream Partners GP LP, Hess Midstream Partners GP LLC, Hess Infrastructure Partners LP, Hess Infrastructure Partners GP LLC, Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, Hess Midstream New Ventures II, LLC, Hess Investments North Dakota LLC, GIP II Blue Holding Partnership, L.P. and Hess Infrastructure Partners Holdings LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2019, and incorporated herein by reference).

3	Agreement and Plan of Merger, dated as of October 3, 2019, by and among Hess Investments North Dakota LLC, Hess Midstream LP, Hess Midstream Partners LP, Hess Midstream Partners GP LP, Hess Infrastructure Partners GP LLC and Hess Midstream GP LP (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on October 4, 2019, and incorporated herein by reference).

*

Schedules have been omitted from certain of the Exhibits pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Persons agree to furnish a copy of such schedules, or any section thereof, to the SEC upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2019

HESS CORPORATION

By:	/s/ John P. Rielly
Name:	John P. Rielly
Title:	Senior Vice President and Chief Financial Officer

HESS INVESTMENTS NORTH DAKOTA LLC

By:	/s/ Timothy B. Goodell
Name:	Timothy B. Goodell
Title:	President

Schedule A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Hess Corporation and Hess Investments North Dakota LLC are set forth below. Unless otherwise noted, the address of each Hess Corporation related person is 1185 Avenue of the Americas, New York, NY 10036 and the address of each Hess Investments related person is 1501 McKinney Street, Houston TX 77010.

Hess Corporation

Name	Present Principal Occupation or Employment	Citizenship

John B. Hess	Chief Executive Officer of Hess Corporation and Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

Gregory P. Hill	President and Chief Operating Officer of Hess Corporation	United States of America

Timothy B. Goodell	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer of Hess Corporation and General Counsel and Secretary of Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

John P. Rielly	Senior Vice President and Chief Financial Officer of Hess Corporation and Vice President of Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

Andrew Slentz	Senior Vice President, Human Resources and Office Management of Hess Corporation	United States of America

Richard Lynch	Senior Vice President, Technology and Services of Hess Corporation	United States of America

Michael R. Turner	Senior Vice President, Production of Hess Corporation	United States of America

Barbara Lowery-Yilmaz	Senior Vice President, Exploration of Hess Corporation	United States of America

Rodney F. Chase	Director	United Kingdom

Terrence J. Checki	Director	United States of America

Leonard S. Coleman, Jr.	Director	United States of America

Edith E. Holiday	Corporate Director and Trustee	United States of America

Risa Lavizzo-Mourey	Penn Integrates Knowledge Professor, University of Pennsylvania	United States of America

Marc S. Lipschultz	Co-founder and President of Owl Rock Capital Partners and Co-Chief Investment Officer of Owl Rock Capital Advisors	United States of America

David McManus	Director	United Kingdom

Kevin O. Meyers	Independent Energy Consultant	United States of America

James H. Quigley	Chairman of the Board of Hess Corporation	United States of America

William G. Schrader	Director	United States of America

Hess Investments North Dakota LLC

Name	Present Principal Occupation or Employment	Citizenship

John B. Hess	Chief Executive Officer of Hess Corporation and Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

Timothy B. Goodell	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer of Hess Corporation and General Counsel and Secretary of Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

John P. Rielly	Senior Vice President and Chief Financial Officer of Hess Corporation and Vice President of Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

Jonathan C. Stein	Vice President and Chief Risk Officer of Hess Corporation and Chief Financial Officer of Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

Michael R. Turner	Senior Vice President, Production of Hess Corporation	United States of America

Eric S. Fishman	Vice President and Treasurer of Hess Corporation and Treasurer of Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America

Milton Mosk	Assistant Secretary of Hess Corporation	United States of America

Amy Stapleton	Assistant Treasurer of Hess Corporation and Hess Midstream Partners GP LLC, the General Partner of Hess Midstream Partners, LP	United States of America